

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 28, 2017

ExlService Holdings, Inc.
Vishal Chhibbar
Chief Financial Officer
280 Park Avenue, 38th Floor
New York, New York 10017

> **Re: EXLService Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **File No. 1-33089**

Dear Mr. Chhibbar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Nancy Saltzman, General Counsel and Chief Compliance Officer